Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, June 12, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 05 to June 09, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05/06/2023	303,060	55.651928	16,865,873.39	XPAR
05/06/2023	150,000	55.663123	8,349,468.49	CEUX
05/06/2023	40,000	55.665781	2,226,631.24	TQEX
05/06/2023	28,000	55.643345	1,558,013.67	AQEU
06/06/2023	316,030	54.108370	17,099,868.02	XPAR
06/06/2023	150,000	54.090830	8,113,624.54	CEUX
06/06/2023	40,000	54.088637	2,163,545.46	TQEX
06/06/2023	30,000	54.097148	1,622,914.45	AQEU
07/06/2023	320,766	54.457076	17,467,978.56	XPAR
07/06/2023	149,579	54.497658	8,151,705.21	CEUX
07/06/2023	38,524	54.487020	2,099,057.94	TQEX
07/06/2023	23,524	54.465831	1,281,254.22	AQEU
08/06/2023	311,295	55.182142	17,177,924.96	XPAR
08/06/2023	150,000	55.190184	8,278,527.59	CEUX
08/06/2023	40,000	55.191381	2,207,655.25	TQEX
08/06/2023	24,200	55.201402	1,335,873.92	AQEU
09/06/2023	312,946	54.934720	17,191,600.89	XPAR
09/06/2023	150,000	54.923959	8,238,593.85	CEUX
09/06/2023	40,000	54.919327	2,196,773.08	TQEX
09/06/2023	25,000	54.920761	1,373,019.03	AQEU
Total	2,642,924	54.863441	144,999,903.75

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com